UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Information to be included in Statements filed pursuant to Rules

13d-1(b), (c) and (d) and amendments thereto filed pursuant to

Rule 13d-2(b)

(Amendment No.     )

Sanchez Production Partners LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

79971C201

(CUSIP Number)

December 31, 2015

(Date of Event That Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: 79971C201

1.	Names of Reporting Persons UBS Group AG directly and on behalf of certain subsidiaries
2.	Check the Appropriate Box if a Member of a Group a ☐ b ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 175,242
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 175,242
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 175,242
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 5.75%
12.	Type of Reporting Person BK

CUSIP NO: 79971C201

Item 1(a)	Name of Issuer Sanchez Production Partners LP

Item 1(b)	Address of Issuer’s Principal Executive Offices: 1000 Main Street Suite 3000 Houston TX, 77002

Item 2(a)	Name of Person Filing: UBS Group AG

Item 2(b)	Address of Principal Business Office: UBS Group AG Bahnhofstrasse 45 PO Box CH-8021 Zurich, Switzerland

Item 2(c)	Citizenship or Place of Organization: Switzerland

Item 2(d)	Title of Class of Securities Common Units

Item 2(e)	CUSIP Number(s): 79971C102

Item 3.

Type of Person Filing:

UBS Group AG is classified as a Bank as defined in section 3(a)(6) of the Securities Act of 1933 pursuant to no-action relief granted by the staff of the Securities and Exchange Commission.

CUSIP NO: 79971C201

Item 4 (a)-(c)(iv).	Ownership: Items 5-11 of the cover page are incorporated by reference.

Item 5.

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not applicable

Item 7.

Identification and Classification of the Subsidiary That Acquired the

Security Being Reported on By the Parent Holding Company:

This statement on Schedule 13G is being filed by UBS Group AG on behalf of itself and its wholly owned subsidiaries UBS AG London Branch, UBS Financial Services Inc. and UBS Securities LLC.

Item 8.	Identification and Classification of Members of the Group Not Applicable

Item 9	Notice of Dissolution of Group: Not Applicable

Item 10.

Certification:

By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO: 79971C201

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Debra Cho
Director, UBS Group AG

By:	/s/ John Lindley
Associate Director, UBS Group AG

Date: February 9, 2016